SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended
December 31, 2004

Commission File No. 33-63249

The Burlington Northern and Santa Fe Railway Company
Non-Salaried Employees 401(k) Retirement Plan
(Full Title of Plan)

BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive, Second Floor
Fort Worth, Texas 76131-2830

(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(k) RETIREMENT PLAN

Table of Contents

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits As of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004	3
Notes to Financial Statements	4
Additional Information: *	
Schedule I - Schedule of Assets (Held at End of Year) As of December 31, 2004	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Fort Worth, TX
June 28, 2005

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	As of December 31,	
	2004	2003
ASSETS		
Investments, at estimated fair value:		
Investment in BNSF 401(k) Plans Master Trust (Note 3)	$ 325,409 *	$ 237,510 *
Participant loans	52,341 *	44,682 *
	377,750	282,192
Investments in registered investment companies, at quoted market prices:		
Vanguard 500 Index Fund	178,456 *	151,085 *
Vanguard Wellington Fund	123,519 *	100,836 *
Vanguard Windsor II Fund	78,829 *	54,596 *
Vanguard Growth Index Fund	65,617 *	55,982 *
Vanguard International Growth Fund	30,863	21,219
Vanguard Total Bond Market Index Fund	29,735	26,953
Wells Fargo Small Company Growth Fund	34,630	25,936
	541,649	436,607
Total assets	919,399	718,799
LIABILITIES		
Contributions owed to participants	5	15
NET ASSETS AVAILABLE FOR BENEFITS	$ 919,394	$ 718,784

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2004
Additions	
Investment income:	
Plan interest in BNSF 401(k) Plans Master Trust investment income (Note 3)	$ 70,582
Interest and dividend income from registered investment companies and participant loans	16,460
Net appreciation in fair value of registered investment companies	40,721
Total investment income	127,763
Contributions:	
Employer	3,687
Participant	101,220
Total contributions	104,907
Total additions	232,670
Deductions	
Payment of benefits	31,027
Administrative expenses (Note 4)	181
Asset transfers to other plans, net	852
Total deductions	32,060
Net increase	200,610
Net assets available for benefits:	
Beginning of year	718,784
End of year	$ 919,394

The accompanying notes are an integral part of the financial statements

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The purpose of the Plan is to offer eligible non-salaried employees of the BNSF Railway Company (Company or Employer) and certain affiliated companies an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by the Employer's contributions, may be invested at the participant's direction in various investment funds. The Company is a wholly-owned subsidiary of Burlington Northern Santa Fe Corporation (BNSF), and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

BNSF is responsible for the administration and operation of the Plan. The Plan is administered by the Employee Benefits Committee appointed by the Chief Executive Officer of BNSF. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan's assets, and an affiliate of the Trustee provides recordkeeping services to the Plan.

Master Trust

The Plan participates in the BNSF 401(k) Plan Master Trust (the Master Trust) and, along with the Burlington Northern Santa Fe Investment and Retirement Plan (the Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Employees under the Plan include any person who establishes seniority under a collective bargaining agreement, which provides for participation in this Plan. An employee shall be eligible to participate in the Plan upon the earlier of completion of not less than one year of continuous service with the Company or a 12-month period, computed with reference to the date on which the employee's employment commenced, and anniversaries thereof, during which the employee has not less than 1,000 hours of service, or a shorter period of participation service that an applicable collective bargaining agreement may provide for an eligible employee.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as defined under the Plan, is the total of salary, wages, and other amounts received for personal services rendered as an eligible employee, excluding disciplinary or judicially ordered back pay awards, severance benefits, bonuses and certain other payments set forth in the Plan. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code. During 2004, the limitation was $205 thousand.

Effective April 1, 2004, the maximum limitation on total before-tax and after-tax employee contributions was increased from 15% to 25% of compensation or such other maximum amount provided in an applicable collective bargaining agreement. All employee-elected contributions are made by means of regular payroll deductions.

The employer matches 25% of the first 4% of employee-elected before-tax contributions for each pay period for employees whose collective bargaining agreement provides for a Company match. Employer matching contributions will be made in cash, as soon as practicable after the end of each pay period.

During the 2004 plan year, in accordance with the provisions of the IRC, no participant could elect more than $16 thousand in before-tax contributions, which includes the $3 thousand limit for catch-up contributions. This limitation does not include the Employer's matching contributions. In addition, the Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower paid employees. In no event may the total of employee elected before-tax contributions, employee after-tax contributions, and the Employer's matching contributions exceed the lesser of $41 thousand or 100% of a participant's compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other defined contribution plans.

Participants' Accounts

Each participant's account is credited with the participant's elective contributions, the Company's matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant's vested account balance.

Participants may direct the investment of their account balances into various investment options offered by the Plan. At December 31, 2004, the Plan offers a BNSF common stock fund, seven mutual funds and a guaranteed investment contract (GIC) stable value fund as investment options for participants. The BNSF common stock fund and the GIC stable value fund investment options are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another within certain guidelines as described in the plan document and the relevant investment prospectus.

Vesting

Participants are immediately vested in their contributions plus any income or loss thereon. Employer matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

* The term "Vesting Service" is defined as the number of plan years in which the employee is compensated for at least 1,000 hours of work by the Employer, in any capacity.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2004 range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant's account in the Plan, including vested Employer matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 ½ to withdraw the participant's before-tax contributions only in the event of hardship (as defined in the Plan). Earnings on before tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distributions from the Plan, unless in the event of hardship, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with the Company.

Distributions generally occur or commence no later than as soon as reasonably practicable following the later of the time when a participant attains age 65 or terminates employment. A participant who terminated employment prior to age 65 will receive a distribution at age 65, but may request a distribution at any time prior to attainment of age 65. By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 ½ or retires. In the event of the death of a participant, the participant's account is distributed to his beneficiary. Immediate lump sum distributions are required in the case of accounts valued at up to $5 thousand.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested Employer matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the plan document):

- First, to restore previously forfeited amounts of other participants who have resumed employment with the Employer;
- Second, to offset future Employer matching contributions; and
- Finally, to pay administrative expenses of the Plan.

Less than $1 thousand of forfeitures were used in 2004 and 2003. At December 31, 2004 and 2003, unused forfeited balances totaled $4 thousand and $3 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. Employer matching contributions may be discontinued and participation by the Employer in the Plan may be terminated at any time at the election of the Employer. In the event the Plan is terminated, participants shall receive the full amount of plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee's account plus any income, expenses, gains and losses attributed to such account. Consequently, plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the BNSF's common stock allocated to the participant's account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investment in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Plan's statement of net assets available for benefits.

Benefit Payments to Participants

Benefits are recorded when paid.

NOTE 3 – INVESTMENT IN MASTER TRUST

A portion of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the Burlington Northern Santa Fe Investment and Retirement Plan of the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 42% and 38%, respectively. The following table presents the fair values of investments for the Master Trust (in thousands):

	As of December 31, 2004	As of December 31, 2003
Investments, at fair value:		
Common stock	$ 399,155	$ 266,442
Money Market Fund	7,925	16,828
	407,080	283,270
Investments, at contract value:		
GICS	$ 85,406	$ 87,426
Investments underlying Synthetic GICs:		
Common/collective trusts, at fair value	280,030	253,792
Synthetic GIC wrappers	(3,601)	(2,852)
Synthetic GICs, net at contract value	276,429	250,940
	$ 768,915	$ 621,636

Investment income for the Master Trust was as follows (in thousands):

	Year Ended December 31, 2004
Investment income:	
Net appreciation in fair value of common stock	$ 123,927
Interest	15,456
Dividends	5,117
	$ 144,500

Common stock is valued at its year-end quoted market value determined from publicly stated price information. The money market fund is stated at fair market value. GICs are valued at contract value, which approximates fair value.

For synthetic GICs, the ownership of the underlying common collective trusts is retained by the Master Trust and is reported at fair value. The synthetic GIC wrappers are valued at the difference between the fair value of the underlying common collective trusts and the contract value of the synthetic GICs. When considered together, the underlying assets of the common collective trusts and the synthetic GIC wrappers are reported at contract value, as participants are guaranteed return of principal and accrued interest.

GICs and synthetic GIC wrappers (Contracts) held by the Master Trust are issued by various banks and insurance companies. All Contracts are fully benefit-responsive and, in accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans*, are recorded at contract value, which approximates fair value. The total return of the Contracts, net of fees, was 4.45% and 4.60% for 2004 and 2003, respectively. The crediting interest rates for the Contracts had a range of 1.93% to 7.05% as of December 31, 2004 and 2.84% to 7.05% as of December 31, 2003. The Contracts had scheduled maturities from April 2005

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund held in the Master Trust. The Master Trust recorded purchases of $117 thousand and sales of $108 thousand of the Company's stock during the year ended December 31, 2004. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees, are paid by BNSF. For the year ended December 31, 2004, BNSF paid $145 thousand in administrative expenses on behalf of the Plan.

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated August 19, 2003, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. However, the plan administrator and tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with IRC Section 401(k), amounts deducted from participants' salaries as before-tax contributions are not taxable to the participants until withdrawn or distributed. After-tax contributions are not subject to taxation upon withdrawal.

NOTE 6 – SUBSEQUENT EVENTS

Effective January 2005, an active participant in certain bargaining units covered by collective bargaining agreements may elect to have his Employer make a sick leave contribution to the Plan in lieu of his sick leave buy-back days.

Effective January 2005, compensation is defined as a participant's base salary, Incentive Compensation Plan bonus award and sales commissions.

Effective January 2005, the plan name was changed to BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan.

Effective March 2005, immediate lump sum distributions with account balances between $1 thousand and $5 thousand are invested in an Investment Retirement Account for the benefit of the participant, unless the participant directs otherwise, as required by law.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(k) RETIREMENT PLAN

SCHEDULE I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004
(Dollars in thousands)

EIN 36-686122

Attachment to Form 5500, Schedule H, Part IV, Line i: Plan # 006

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$ 325,409
*	Participant loans	Interest rate of 5.00%-10.50% with maturities from three months to fifteen years	52,341
*	Vanguard 500 Index Fund	Registered Investment Company	178,456
*	Vanguard Wellington Fund	Registered Investment Company	123,519
*	Vanguard Windsor II Fund	Registered Investment Company	78,829
*	Vanguard Growth Index Fund	Registered Investment Company	65,617
*	Vanguard International Growth Fund	Registered Investment Company	30,863
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	29,735
	Wells Fargo Small Company Growth Fund	Registered Investment Company	34,630
	Total assets held for investment purposes		$ 919,399

* A Party in Interest, as defined by ERISA

Column (d) is excluded from the presentation, as all activity is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Burlington Northern and Santa Fe Railway Company

Non-Salaried Employees 401(k) Retirement Plan

By: Jeanne Michalski

Jeanne E. Michalski
Vice President of Human Resources
and Medical

Date: June 28, 2005

EXHIBITS

Exhibit No.		Page No.
23	Consent of PricewaterhouseCoopers LLP	13

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-63249) of Burlington Northern Santa Fe Corporation of our report dated June 28, 2005 relating to the financial statements of The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Fort Worth, Texas
June 29, 2005